Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Putnam Fiduciary Trust Company on behalf of the Putnam Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 29, 2006, and from March 31, 2006 through September 29, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2006, and from March 31, 2006 through September 29, 2006, with respect to securities reflected in the investment accounts of the Funds.


Putnam Fiduciary Trust Company



By:




/s/ Judd Symon
Senior Vice President
Custody Services



September 29, 2006

Date